FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                           GRANITE MORTGAGES 03-3 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                                  69 Park Lane,
                            Croydon CR9 1TQ, England
                    (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F.....X....Form 40-F..........

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes............No.......X.........

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-3 PLC


                                    By:       /s/ Clive Rakestrow
                                          -------------------------
                                    Name:  L.D.C. Securitisation Director
                                    No. 1 Limited by its authorized person
                                    Clive Rakestrow for and on its behalf
                                    Title:  Director
Date: 10 June 2004

                                    GRANITE FINANCE FUNDING
                                    LIMITED


                                    By:       /s/ Jonathan David Rigby
                                           ---------------------------
                                    Name:  Jonathan David Rigby
                                    Title:  Director
Date: 10 June 2004

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED


                                    By:      /s/ Daniel Le Blancq
                                           ----------------------
                                    Name:  Daniel Le Blancq
                                    Title:  Director

Date: 10 June 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc,
Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc,
Granite Finance Trustees Limited Granite Mortgages 04-1 Plc, and
Granite Finance Funding Limited
Period 1 April 2004 - 30 April 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                 247,165

Current Balance                           (GBP)19,806,197,097

Last Months Closing Trust Assets          (GBP)15,894,757,541

Funding share                             (GBP)15,347,449,828

Funding Share Percentage                          77.49%

Seller Share*                             (GBP)4,458,747,269

Seller Share Percentage                           22.51%

Minimum Seller Share (Amount)*             (GBP)846,455,104

Minimum Seller Share (% of Total)                 4.27%

Excess Spread last quarter annualised             0.32%
(% of Total)
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-----------------------------------------------------------------------------------------------------
                       Number         Principal (GBP)       Arrears (GBP)       By Principal (%)
< 1 Month             243,639        19,544,784,037                0                  98.68%

> = 1 <3 Months        2,938           221,335,206             1,870,200              1.12%

> = 3 <6 Months         438            30,008,840               726,167               0.15%

> = 6 <9 Months         122             8,091,681               347,354               0.04%

> = 9 <12 Months        24              1,646,143               100,223               0.01%

> = 12 Months           4                331,190                 36,243               0.00%

Total                247,165         19,806,197,097            3,080,187            100.00%
-----------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                           Number       Principal (GBP)       Arrears (GBP)

Total (since inception)     155          8,356,636                      398,376
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                                  70

Number Brought Forward                                                    53

Repossessed (Current Month)                                               17

Sold (since inception)                                                    85

Sold (current month)                                                      18

Sale Price/Last Loan Valuation                                           1.11

Average Time from Possession to Sale (days)                               124

Average Arrears at Sale                                            (GBP)2,359

Average Principal Loss (Since inception)*                           (GBP)193

Average Principal Loss (current month)**                              (GBP)0

MIG Claims Submitted                                                       7

MIG Claims Outstanding                                                     0

Average Time from Claim to Payment                                        59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                                Number        Principal (GBP)

Substituted this period                         49,342     (GBP)4,766,405,967

Substituted to date (since 26 March 2001)      394,265    (GBP)31,424,780,972
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                               Monthly            Annualised

Current Month CPR Rate                          5.13%                46.85%

Previous Month CPR Rate                         6.30%                54.19%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                         22.78

Weighted Average Remaining Term (by value) Years                     20.25

Average Loan Size                                              (GBP)80,134

Weighted Average LTV (by value)                                      75.71%

Weighted Average Indexed LTV (by value)                              65.15%

Non Verified (by value)                                              28.87%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                              49.50%

Together (by balance)                                                26.14%

Capped (by balance)                                                   1.39%

Variable (by balance)                                                20.25%

Tracker (by balance)                                                  2.73%

Total                                                                100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number       % of Total       Value (GBP)          % of Total

East Anglia       5,142           2.08%         415,930,139            2.10%

East Midlands     17,913          7.25%         1,287,402,811          6.50%

Greater London    29,083         11.77%         3,872,111,532          19.55%

North             30,845         12.48%         1,634,011,261          8.25%

North West        34,133         13.81%         2,182,642,920          11.02%

Scotland          24,765         10.02%         1,529,038,416          7.72%

South East        35,857         14.51%         3,949,355,701          19.94%

South West        15,753          6.37%         1,400,298,135          7.07%

Wales             10,555          4.27%         657,565,744            3.32%

West Midlands     16,291          6.59%         1,220,061,741          6.16%

Yorkshire         26,828         10.85%         1,657,778,697          8.37%

Total            247,165          100%          19,806,197,097          100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                 Number         Value (GBP)        % of Total

0% <25%                           7,826         305,015,435            1.54%

> = 25% <50%                     27,805         1,944,968,555          9.82%

> = 50% <60%                     17,955         1,525,077,176          7.70%

> = 60% <65%                     10,558         950,697,461            4.80%

> = 65% <70%                     12,295         1,144,798,192          5.78%

> = 70% <75%                     17,917         1,608,263,204          8.12%

> = 75% <80%                     18,585         1,958,832,893          9.89%

> = 80% <85%                     24,605         2,408,433,567         12.16%

> = 85% <90%                     37,520         2,852,092,382         14.40%

> = 90% <95%                     53,905         3,917,665,786         19.78%

> = 95% <100%                    18,009         1,180,449,347          5.96%

> = 100%                           185            9,903,099            0.05%

Total                           247,165        19,806,197,097         100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                 Number         Value (GBP)        % of Total

Endowment                        31,456         2,289,596,384          11.56%

Interest Only                    27,206         3,630,475,928          18.33%

Pension Policy                     701           69,321,690             0.35%

Personal Equity Plan              1,396          101,011,605            0.51%

Repayment                        186,406        13,715,791,490         69.25%

Total                            247,165        19,806,197,097        100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                 Number         Value (GBP)        % of Total

Full Time                        218,536        16,569,864,491         83.66%

Part Time                         3,074          176,275,154            0.89%

Retired                            512           17,825,577             0.09%

Self Employed                    22,719         2,935,278,410          14.82%

Other                             2,324          106,953,464            0.54%

Total                            247,165        19,806,197,097        100.00%
-------------------------------------------------------------------------------

--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                5.99%

Effective Date of Change                     1 February 2004
--------------------------------------------------------------------

Notes    Granite Mortgages 03-3 plc

-------------------------------------------------------------------------------
                 Outstanding         Rating           Reference Rate   Margin
                                Moodys/S&P/Fitch

Series 1

A1               $320,237,239     Aaa/AAA/AAA            1.23%         0.08%

A2               $750,000,000     Aaa/AAA/AAA            1.27%         0.12%

A3               $500,000,000     Aaa/AAA/AAA            1.35%         0.20%

B                $72,000,000       Aa3/AA/AA             1.60%         0.45%

M                $27,000,000        A2/A/A               1.85%         0.70%

C                $50,000,000      Baa2/BBB/BBB           2.60%         1.45%

Series 2

A            (euro)640,000,000    Aaa/AAA/AAA            2.24%         0.19%

B             (euro)23,000,000     Aa3/AA/AA             2.50%         0.45%

M             (euro)7,500,000       A2/A/A               2.75%         0.70%

C             (euro)55,000,000    Baa2/BBB/BBB           3.50%         1.45%

Series 3

A          (GBP)340,000,000     Aaa/AAA/AAA            4.57%         0.19%

B          (GBP)28,500,000       Aa3/AA/AA             4.83%         0.45%

M          (GBP)11,500,000        A2/A/A               5.08%         0.70%

C          (GBP)7,500,000       Baa2/BBB/BBB           5.83%         1.45%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)        (GBP)122,676,688      6.26%

Class C Notes ((GBP)Equivalent)              (GBP)76,908,644       3.92%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)        (GBP)122,676,688      0.80%

Class C Notes ((GBP)Equivalent)              (GBP)76,908,644       0.50%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement (GBP)33,400,000      0.22%

Balance Brought Forward                         (GBP)22,300,000      0.15%

Drawings this Period                                 (GBP)0          0.00%

Excess Spread this Period                        (GBP)2,235,480      0.01%

Funding Reserve Fund Top-up this Period*             (GBP)0          0.00%

Current Balance                                 (GBP)24,535,480      0.16%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Funding Reserve Balance                         (GBP)30,757,191      0.20%

Funding Reserve %                                     0.6%              NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom